Exhibit 12.1
Compass Minerals International, Inc.
Computation of Ratios of Earnings to Fixed Charges
(in millions)

Year ended December 31,	2006		2005		2004

Earnings:
Income from continuing operations before income taxes	$69.8		$42.6		$52.0
Less: capitalized interest	(0.5)		—		—
Plus: fixed charges	58.9		64.7		62.1

	$128.2		$107.3		$114.1

Fixed Charges:
Interest charges	$53.7		$61.6		$59.0
Capitalized interest	0.5		—		—
Plus interest factor in operating rent expense	4.7		3.1		3.1

	$58.9		$64.7		$62.1

Ratio of earning to fixed charges	2.18	x	1.66	x	1.84	x